SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Certified for Avaya Aura(TM), Delivering

Maximized Performance and Reduced Costs for SIP-based Contact Center Environments,

Dated, February 2, 2010.

99.2 Press Release: Actimize, a NICE Company Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection , Dated February 24, 2010.

.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  March 9, 2009

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EXHIBIT INDEX

.

99.1 Press Release: NICE Certified for Avaya Aura(TM), Delivering

Maximized Performance and Reduced Costs for SIP-based Contact Center Environments,

Dated February 2, 2010.

99.2 Press Release: Actimize, a NICE Company Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection, Dated February 24, 2010.

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NICE Certified for Avaya Aura(TM), Delivering

Maximized Performance and Reduced Costs for SIP-based Contact Center Environments

Extends long-standing NICE-Avaya partnership by delivering SIP-based contact center call recording

RA`ANANA, ISRAEL February 02, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that Avaya Inc., a leading global provider of business communications applications, systems and services, has presented NICE with the Avaya Certification Award for successful testing of NICE Perform 3.2, part of NICE SmartCenter, with Avaya AuraTM Communication Manager R5.2.1 and Avaya AuraTM Application Enablement Services 5.2.

NICE Perform 3.2 offers a robust solution with full support for recording in SIP-based environments. Companies standardizing on SIP across the organization can achieve cost savings by eliminating redundant network infrastructure and reducing resources through data center consolidation, enabling organizations to reduce call recording costs while increasing call capacity.

NICE Perform 3.2 with its ground-breaking SIP-based recording capabilities has been tested by Avaya's Certification Technical Team and has been officially accepted as certified in the following configurations: Trunk Side Total, DMCC (Dual Registration, Single Step Conference and Service Observe), and Passive Station Side VoIP.

The Avaya certification process, conducted by NICE and the Avaya Certification Technical Team, is a comprehensive test program which includes testing and analysis in the following areas: installation, functionality (including complex call scenario tests including multi-party conferencing and transfers), performance, interoperability (with Avaya applications and appliances as well as common desktop applications), and serviceability (including "rainy day" scenarios).

"We are extremely pleased to advance our support for Avaya`s IP-based contact center solutions with this certification of NICE applications for Avaya Aura," said Udi Ziv, President of NICE`s Enterprise Product Group.  "The integration of our technologies constitutes the most innovative solution available today to enable our valued base of joint customers with a high-quality, cost-efficient IP-based contact center environment.  This is an important evolution of our partnership and demonstrates another example of NICE`s collaboration with Avaya."

NICE solutions are sold worldwide through Avaya and Avaya channels.  NICE is also a Platinum member of the Avaya DevConnect program - an initiative to develop, market and sell innovative third-party products that interoperate with Avaya technology and extend the value of a company's investment in its network.

About NICE SmartCenter

NICE SmartCenter is a suite of pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, multi-channel interaction analytics, workforce management and  performance management. The business solutions capture, analyze and impact customer interactions across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Call Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company Positioned in Leaders Quadrant of Magic Quadrant for Web Fraud Detection

Evaluation Based on Completeness of Vision and Ability to Execute

NEW YORK - February 24, 2010 - Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced it has been positioned by Gartner, Inc. in the leaders quadrant in Gartner`s Magic Quadrant  for Web Fraud Detection [i] report.

"Fraudsters continued to step up their attacks against institutions with lucrative customer accounts," says author and Distinguished Gartner Analyst Avivah Litan.  "Organizations with high-risk applications and sensitive customer data must look for vendors and technology that can fend off increasingly sophisticated and unpredictable attacks, such as the current round of man-in-the-browser attacks."

The Leaders quadrant contains vendors with well-established records in fraud detection. They have earned high scores from many of their customers for their ability to effectively stop fraud while minimizing inconvenience to end users. These vendors are financially able to expand through acquisitions as well as global marketing and business development efforts. They have a commitment to staying in and winning in this market and to developing their products and services to meet evolving customer needs. They have also demonstrated that they can support markets in different parts of the world, other than their home country. Still, even these market leaders have much work to do in improving their products, services and customer support.

"We have spent a lot of time with our clients in the past 12 months following recent attack waves on commercial banks and their payment infrastructure and it is clear that the velocity and sophistication of targeted online attacks against organizations continues to accelerate," said Amir Orad, president of Actimize Americas.  "Actimize invests heavily to stay one step ahead of the bad guys.  Our real-time, cross-channel anti-fraud solutions help our customers fight financial crime in the most effective manner. We are proud to be placed in the leader`s quadrant, and are confident that we are very well positioned to remain at the forefront of the financial crimes and compliance markets by continually delivering innovative and effective solutions to our clients."

The full Gartner report is available, compliments of Actimize at www.actimize.com/gartnerwebfraudmq.

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About the Magic Quadrant

The Magic Quadrant is copyrighted January 26, 2010 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Actimize

Actimize, a NICE Systems company (NASDAQ: NICE), is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. Actimize provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions; built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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[i] Gartner "Magic Quadrant for Web Fraud Detection" by Avivah Litan. January 26, 2010.

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